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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIQUIDITY EDGE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 WEST 42ND STREET, 8th FLOOR
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAY GETTENBERG 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 23rd Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Nichola Hunter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIQUIDITY EDGE, LLC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Nichola J Hunter
Signature

CEO
Title

Notary Public

JAY GETTENBERG
Notary Public, State of New York
No. 01GE6180376
Qualified in New York County
Commission Expires March 8, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LiquidityEdge LLC and Subsidiary

Report on Audit of Consolidated Financial Statements
and Supplementary Information

December 31, 2018

Contents
As of and for the year ended December 31, 2018

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of LiquidityEdge, LLC and Subsidiary

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LiquidityEdge, LLC and Subsidiary (the "Company"), as of December 31, 2018, the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

New York, New York
February 25, 2019

LiquidityEdge LLC and Subsidiary

(A LIMITED LIABILITY COMPANY)
Consolidated Statement of Financial Condition
December 31, 2018

ASSETS	
Cash	$ 2,750,539
Due from clearing firm	3,652,116
Accounts receivable	1,408,615
Prepaid expenses	34,876
Other assets	90,240
Property and equipment, net of accumulated depreciation of $117,300	579,655
TOTAL ASSETS	$ 8,516,041
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES:	
Accounts payable	$ 857,641
Accrued compensation	1,000,000
Due to affiliate	244,562
Accrued expenses	211,886
TOTAL LIABILITIES	2,314,089
MEMBERS' EQUITY	6,201,952
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 8,516,041

The accompanying notes are an integral part of these consolidated financial statements
This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

LiquidityEdge LLC and Subsidiary

(A LIMITED LIABILITY COMPANY)
Consolidated Statement of Operations
For the Year Ended December 31, 2018

REVENUE:	
Commission income	$ 9,214,592
Total revenue	9,214,592
OPERATING EXPENSES:	
Salaries, commissions and related costs	3,151,497
Commission and clearance expense	4,173,179
Professional fees	720,652
Travel and entertainment	256,432
Insurance	172,956
Data services and communications	195,179
Marketing	90,634
Rent	131,827
Dues and subscriptions	44,594
Regulatory fees	26,173
Depreciation	86,779
Office and other	119,187
Total expenses	9,169,089
NET INCOME	$ 45,503

The accompanying notes are an integral part of these consolidated financial statements
This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

LiquidityEdge LLC and Subsidiary

(A LIMITED LIABILITY COMPANY)
Consolidated Statement of Changes in Members' Equity
For the Year Ended December 31, 2018

MEMBERS' EQUITY, January 1, 2018	$ 5,656,449
Capital contributions	500,000
Net income	45,503
MEMBERS' EQUITY, December 31, 2018	$ 6,201,952

The accompanying notes are an integral part of these consolidated financial statements
This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

LiquidityEdge LLC and Subsidiary

(A LIMITED LIABILITY COMPANY)
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 45,503
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	86,779
Changes in operating asssets and liabilities	
Decrease in due from clearing firm	1,129,362
Increase in accounts receivable	(858,836)
Decrease in prepaid expenses	5,177
Increase in other assets	(90,240)
Decrease in due from affiliate	128,768
Increase in accounts payable	513,840
Increase in accrued compensation	1,000,000
Increase in due to affiliate	244,562
Increase in accrued expenses	46,336
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,251,251
CASH USED IN INVESTING ACTIVITIES:	
Purchase of fixed assets	(625,678)
CASH PROVIDED BY FINANCING ACTIVITIES:	
Capital contributions	500,000
NET INCREASE IN CASH	2,125,573
CASH AT BEGINNING OF YEAR	624,966
CASH AT END OF YEAR	$ 2,750,539

The accompanying notes are an integral part of these consolidated financial statements
This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

1. Organization and Nature of Business

LiquidityEdge LLC (the "Company" or "Parent") is incorporated in the state of Delaware and is a non-introducing broker dealer registered with the Securities and Exchange Commission ("SEC") and is registered with the Financial Industry Regulatory Authority ("FINRA"). LiquidityEdge LLC owns 100% of LiquidityEdge UK Ltd. (the "Subsidiary"). Collectively, the Company is majority owned by RF7, LLC (the "Member"), formerly known as R3CEV, LLC. The Company is a user defined U.S. Treasury trading market place. The platform used by the Company facilitates fully disclosed relationship based trading. The Company received approval of the regulatory authorities in June 2015 and began processing transactions in November 2015.

2. Summary of Significant Accounting Policies

a) Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and include the accounts of the Subsidiary. All significant intercompany transactions and account balances have been eliminated in consolidation.

b) Cash and Cash Equivalents and Concentrations of Credit Risk

The Company considers money market funds and all investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash is held at one financial institution which is insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. The Company has not experienced losses in such accounts and believes it is not subject to any significant credit risk on cash.

c) Revenue Recognition Standard - ASC 606

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method. The Company did not record any cumulative effect adjustment to opening equity. Results from reporting periods beginning after January 1, 2018 are presented under Topic 606. The adoption of FASB ASC Topic 606 did not have an impact on the recognition of the Company's primary sources of revenue, which are commissions earned on trade date. The timing and recognition of substantially all of the Company's remaining revenue was also not impacted.

The Company's customers buy and sell securities using the Company's platform. Each time a customer enters into a buy or sell transaction, the Company charges a commission, for which the Company invoices monthly. Invoices are due upon presentation. Some customer contracts include variable consideration based upon the volume of trades. The Company does not consider this variable consideration a material right because such discounts do not exceed the range of discounts typically given to that class of customer. Commissions and related clearing expenses are recorded on the trade date (the date the trade order is filled via the Company's platform by finding and contracting with a counterparty and confirms the trade with each customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. No deferred revenue would be applicable as of the end of the fiscal year. As of January 1, 2018, the Company had an opening balance of accounts receivable related to commissions of $549,779 and an ending balance at December 31, 2018 of $1,408,615.

d) Income Taxes
The Company is a limited liability company and is not a tax paying entity for federal or state income tax purposes. Income of the Company is taxed to the members in their respective returns. Therefore, no provision or liability for federal or state income taxes has been included in the consolidated financial statements.

The Company is subject to New York City Unincorporated Business Tax ("UBT"). For the calendar year 2018, the statutory tax rate for NYC UBT is 4% on taxable income allocated to New York City. The Company had sustained recurring losses until this year, which results in no UBT due for the year ended December 31, 2018, however, previous losses result in a cumulative deferred tax asset amounting to approximately $108,000 as of December 31, 2018, which was reduced by approximately $1,000 due to current year income. A valuation allowance has been established offsetting the total deferred tax asset as the ultimate realization of these benefits is uncertain. This deferred tax asset will be recognized as an offset to UBT liabilities incurred in the future, should the Company generate a profit. The net operating loss expires in 2038. There are no other significant book to tax differences that would generate a deferred tax asset.

The Company also generated revenues in the state of Illinois. For the calendar year 2018, the statutory tax rate for Illinois Replacement Tax is 1.5% on taxable income allocated to Illinois. Recurring losses until this year have resulted in no balance due for Illinois Replacement Tax, however, it does result in a cumulative deferred tax asset amounting to approximately $29,000 as of December 31, 2018, which was reduced by approximately $500 due to current year income. A valuation allowance has been established offsetting the total deferred tax asset as the ultimate realization of these benefits is uncertain.

Management is responsible for evaluating the Company's uncertain tax positions in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification 740, Income Taxes. The Company has evaluated its tax positions taken for all open tax years and has not identified any uncertain tax positions which would require disclosure in the consolidated financial statements. The Company commenced operations in 2014 and, therefore, the Company believes all of its returns are still subject to examination by the taxing authorities.

There were no interest or penalties recognized in the Consolidated Statement of Operations for the year ended December 31, 2018.

e) Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and betterments which extend the life of the assets are capitalized. Depreciation on computer software is calculated on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life. Office equipment is amortized on a straight-line basis using an estimated useful life of five years. Repairs and maintenance items are expensed as incurred. Gains and losses on the retirement or disposal of assets is included in the consolidated statement of operations in the year of disposal.

Property and equipment consisted of the following as of December 31, 2018:

Computer software	$ 28,747
Leasehold improvements	21,821
Office equipment	20,709
Trading Systems	625,678
Sub-Total	**696,655**
Less: Accumulated depreciation	117,300
Property and equipment, net	**$ 579,655**

Depreciation expense for the year ended December 31, 2018 was $86,779.

f) Use of Estimates
The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

g) Accounts Receivable and Allowance for Doubtful Accounts
The Company grants credit to customers, substantially all of whom are banks and other financial companies. The Company provides an allowance for doubtful accounts equal to the estimated collection losses that will be incurred in collection of all receivables. The estimated losses are based on historical collection experience coupled with review of the current status of existing receivables. No allowance for doubtful accounts was considered necessary at December 31, 2018.

3. Clearing Deposit and Due From Clearing Firm
The Company, per the terms of its clearing agreement, is required to maintain a restricted security deposit with its clearing broker. Such deposit amounts are refundable to the Company upon termination of the agreement. The Company clears securities transactions through its clearing brokers. Receivables due to or from its clearing brokers are reconciled monthly and paid in the subsequent month. The Company is required to keep a deposit of $5,000,000 at all times. As of December 31, 2018 the clearing firm balance was $3,652,116, which was comprised of cash only.

4. Commitments & Leases
The Company pays the Member rent for corporate office space, based upon the expense sharing agreement noted in Note 13 below. The office is allocated based upon actual headcount and is to be reviewed quarterly. Under the current expense sharing agreement for the year ended December 31, 2018, the Company is responsible for paying its proportionate share of the rent for the corporate office. The lease for the office space expires in November 2020. In addition, there is a service agreement for office space in London for the Subsidiary. This is on a month-to-month basis. The total rent expense for the year ended December 31, 2018 is $131,827. No leases are physically held in the name of the Company.

5. Off Balance Sheet Credit Risk
All transactions for the Company's customers are cleared through a carrying broker-dealer on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying consolidated financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2018, all unsettled securities transactions were settled with no resulting liability to the Company. The Company seeks to limit risk associated with nonperformance by customers by monitoring all customer activity and reviewing information it receives from its clearing organization on a daily basis.

6. Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

7. Liquidity Risk
As shown in the accompanying consolidated financial statements, the Company generated net income of $45,503 during the year ended December 31, 2018. As of December 31, 2018, the Company's available non-subsidiary cash was $2,673,472 and liabilities were $2,314,089. Management has evaluated these conditions and determined that since the Company has historically relied on its Member to meet its cash flow requirements (through cash advances, capital infusions, and /or forgiveness of intercompany debt), this is sufficient to alleviate the uncertainty created by these conditions. In connection with the Company's assessment of going concern considerations in accordance with ASU 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern", management has determined that the Company's support from its Member is sufficient to fund the working capital needs of the Company until the earlier of one year from the date of issuance of these consolidated financial statements or the occurrence of sufficient future revenue transactions.

8. Significant Customer
For the year then ended, 30% of gross revenues were derived from one customer and 61% were derived from five customers. Three customers accounted for 48% of accounts receivable as of December 31, 2018.

9. Trading Platform
The Company utilizes a third party trading platform to facilitate the execution of customer orders. The Company's trading platform is GovEx, supported by State Street Corporation ("State Street"). Under an agreement, the Company agrees to white label GovEx and offer the platform to its clients ("Clients"). The Company can resell to another party to white label ("Client Branded Platform"). The Company relies on State Street to provide technical support and updates for GovEx. The Company could be negatively impacted should State Street cease providing these technical support and updates. The Company has entered into a revenue sharing agreement with GovEx, which is tiered based upon aggregate revenues.

10. Foreign Exchange Gain (Loss) Policy
The Subsidiary's local currency is the British Pound. The Company accounts for the foreign exchange gain or loss from translation adjustments in accordance with ASC 830, Foreign Currency Matters. The Company has determined the functional currency of the Subsidiary is the US Dollar. This is because the operations of the Subsidiary are primarily a direct and integral component or extension of the Parent's operations. Financing is primarily obtained from the Parent and, therefore, day-to-day operations are dependent on the economic environment of the Parent's currency, (the US Dollar). Changes in the Subsidiary directly impact the cash flows of the Parent. The loss on foreign currency translation amounted to $32,166 and is included in other expenses on the consolidated statement of operations.

11. Related Party Transactions
The Company has entered into an expense sharing agreement with the Member of the Company. The terms of the expense sharing agreement are that any expenses paid on behalf of the Company and the Subsidiary, such as salaries, rent and other various operating expenses are to be repaid to the Member at cost. Cash paid for services provided on behalf of the Company was $1,637,630 for the year ended December 31, 2018. Of the amounts included in accounts payable as of December 31, 2018, $171,252 is payable to the Member and its affiliates.

12. Net Capital Requirement
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $5,029,128, which was $4,874,856 in excess of its required net capital of $154,273. The Company's aggregate indebtedness to net capital ratio was 46.01%. The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

13. Lease Accounting

During February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, "Leases (Topic 842)." ASU No. 2016-02 requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet. A lessee should recognize in the statement of financial position a liability to make the lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU No. 2016-02 is effective for annual periods and interim periods within those annual periods beginning after December 15, 2018. Early adoption is permitted. The company does not believe that the adoption of ASU No. 2016-02 will have a material effect on its results of operations, financial position or cash flows.

LiquidityEdge LLC and Subsidiary

(A LIMITED LIABILITY COMPANY)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018

SCHEDULE I

TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$	6,201,952
DEDUCTIONS AND/OR CHARGES:		
Aged receivables		(390,985)
Property and equipment		(579,655)
Cash in foreign subsidiary		(77,067)
Other assets		(90,241)
Prepaid expenses		(34,876)
NET CAPITAL	$	5,029,128
AGGREGATE INDEBTEDNESS:		
Accounts payable and accrued expenses	$	2,314,089
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required (greater of $5,000 or 6 2/3% aggregate indebtedness)	$	154,273
Excess net capital	$	4,874,855
Percentage of aggregate indebtedness to net capital		46.01%

There are no material differences between the audited computation of net capital computed above and the corresponding schedule included in the Company's unaudited December 31, 2018 Part IIA FOCUS filing.

See Report of Independent Registered Public Accounting Firm
This report is deemed Confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of LiquidityEdge, LLC and Subsidiary

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) LiquidityEdge, LLC and Subsidiary (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

New York, New York
February 25, 2019

LIQUIDITY EDGE

+1 646 630 7420 • contact@liquidityedge.trade • www.liquidityedge.trade

11 W 42nd St, 8th Floor, New York, New York 10036

Liquidity Edge, LLC
Exemption Report
As Of And For The Year
Ended December 31,2018

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Liquidity Edge, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(ii)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the most recent fiscal year without exception.

I, Nichola Hunter, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Nichola J Hunter

Title: Principal

LiquidityEdge LLC

Schedule of SIPC Assessment and Payments

For the Year Ended December 31, 2018

LiquidityEdge LLC

DECEMBER 31, 2018

Table of Contents

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Members of
LiquidityEdge, LLC and Subsidiary

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by LiquidityEdge, LLC and Subsidiary (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

New York, New York
February 25, 2019

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended December 31, 2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

LiquidityEdge, LLC
1370 Broadway, Suite 1050
New York, NY 10018

8-69570

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg (212)-668-8700

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 7,513
B. Less payment made with SIPC-6 filed (exclude interest) July 31, 2018 (Date Paid)		(3,160)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		4,353
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 4,353
G. PAYMENT: √ the box Check mailed to P.O. Box ☑ Funds Wired ☐ Total (must be same as F above)	$ 4,353	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Liquidity Edge, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18th day of January, 20 19.

Financial and Operations Principal (FINOP)
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2018
and ending December 31, 2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,182,426
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	4,173,904
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	4,173,904
2d. SIPC Net Operating Revenues	$ 5,008,522
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ 7,513 (to page 1, line 2.A.)